

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 25, 2012

VIA U.S. MAIL

Mr. Jeffrey M. Pierick
Counsel
Principal Financial Group
711 High Street
Des Moines, Iowa 503092-0300

Re: Principal Life Ins. Co. Separate Account B: Principal Investment Plus VA Contract
        N-4 Post-effective Amendment #19 (SEC Nos. 333-116220 & 811-02091)

Dear Mr. Pierick:

    The Staff has reviewed the above-referenced post-effective amendment, which the Commission received on January 11, 2011. Unless otherwise stated, all Item references in this letter are to the Item numbers set forth in Form N-4, and page numbers refer to the courtesy copy of the Principal Investment Plus Variable Annuity ("IVPA") contract provided to the staff. Based on our review, we have the following comments on the filing.

1. *Cover Page: Required Disclosure.*
a.   Item 1(a)(v). Please include the statement that all additional information, not just the Statement of Additional Information, is available without charge.

b.   Item 1(a)(viii). Please show the names of all the portfolio companies on the outside cover page per Item 1(a)(viii). The staff would not object if the list of funds is shown on the inside cover if it does not fit on the outside front cover page. *See* Form N-4, General Instruction J.4(a). Please keep the list of funds, the footnote references, and the footnote text on the same page so all relevant information appears together. Finally, please rewrite the text of footnote 2 in plain English. Specifically, state that fund of funds expenses may be higher than other fund types because the expenses of the selected fund include the expenses of the funds it holds.

c.   Bonus Credit Disclosure. Please move the cautionary disclosure about the credit feature from page 2 to the front cover page and bold, underline or otherwise highlight the 3rd and 4th sentences in the gray box.

d.   Additional Cover Page Disclosure. The inside cover page disclosure (p. 2) says certain Contract features and investment options are not available to all purchasers but does not clearly identify which ones. Expressly name the features and options that are not available to all purchasers or clearly state how a prospective purchaser can find this information (*e.g*., provide a toll-free number to call for details or cross-reference to the prospectus section that provides the relevant availability information). Also, please confirm that the prospectus describes all material variations among various jurisdictions or brokers offering and selling the policy.

2. *Glossary (pp. 6-7).*
a. Generally. Currently, defined terms are hard to identify in the body of the prospectus because they do not stand out visually and may have an ordinary meaning as well. Please make defined terms visually distinguishable from the rest of the prospectus text each time they appear (*e.g.*, **bold**, *italicized*, CAPITALIZED, underlined, *etc.*). Also, please add definitions for "APR" and "Cash Surrender Value" which are not explained until page 49.

b. Accumulated Value. The definitions of Accumulated Value, DCA Plus Accumulated Value, Fixed Account Accumulated Value, and Separate Account Division Accumulated Value are all circular. Please define them independently.

c. DCA Plus Account. Please clarify that the DCA Plus Account guarantees the *rate* of interest a contractowner earns on assets in the account, not the *amount* of interest those assets will earn.

3. *Fee Table Presentation: Generally (pp. 8-11).*
a. Consistent Terminology. In the tables, please call each charge by the same name it is called in the prospectus (*e.g.*, "Surrender Charge" rather than "Highest deferred surrender charge). Likewise, consider adopting a unique name for one of the two Transaction Fee charges so investors do not get confused.

b. Extraneous Table Text. Please limit the text in the table and, wherever possible, present only numerical information in the 2nd and 3rd columns. For example, in the Transaction Expense Table's 3rd line item ("Transaction Fees for each unscheduled partial surrender"), consider substituting "the amount surrendered" for "each unscheduled partial surrender" and moving the remaining text to the 1st column or a footnote. Likewise, for State Premium Taxes, all of the information after the word "NOTE" could be moved to a footnote.

c. Consistent Presentation. Please use the same 2-column, "Maximum" and "Current" presentation for all charges (including the Annual Fee).

4. *Transaction Expense Table & Footnotes (pp. 8, 11).* Instruction 12 to Item 3 states that "[i]f the Registrant (*or any other party pursuant to an agreement with the Registrant*) charges any other transaction fee," the maximum charge for that fee should be disclosed in the table. (Emphasis added). The table does not include a line item representing the fund level transfer charges described in Footnote 4. Rather, Footnote 4 says the Separate Account may assess fund level transfer fees in the future in addition to the transaction charges in the table. It says Principal also may deduct the cost of any future transaction charges the Separate Account or underlying funds adopt in response to regulatory requirements. What is the purpose of this disclosure? Is Principal trying to reserve the right to pass on a specific regulatory expense? Please explain in supplementary correspondence to the Staff.

5. *Periodic Expenses Table (p. 9).*
a. Separate Account Charges. Please revise the presentation of Separate Account Annual Expenses so the Mortality and Expense Risks Charge and the Administration Charge are shown as independent line items followed by a Total Separate Account Annual Expense for all non-optional charges. As the example charges are based on the maximum charges for the most expensive combination of optional benefits, please consider including a separate line showing following the GMWB 2-SL/JL Rider line to show the combined sum of (i) the total separate account expenses at the top of the table; plus (ii) the most expensive combination of optional riders available. In a footnote, state the assumptions used to determine the rider charges and say that total charges may be higher or lower if

actual and assumed values differ. (The Staff does not object if you assume the GMWB 2-SL/JL rider benefit base and variable account value are equal.). If you choose not to include this total charge information here, the expense example preamble should give the value GMWB 2-SL/JL rider charge used to compute the figures in the chart. Also, in a footnote to the GMWB 2-SL/JL rider bullet point in the preamble, please explain the assumptions used to compute this charge.

b. *Charges Stated as Percentages of a Quarterly Base.* Please insert the word "annual" before the word "average" in the parentheticals in the first column of the table.

6. *Portfolio Expenses (p. 10).* Please confirm that any fee waivers reflected in the table's portfolio expense numbers will be contractual and not voluntary.

7. *Expense Examples (p. 12).*
a. *Example Assumptions.* Please confirm that the expense example figures will reflect contractual fee waivers only for the duration of the contractual period.

b. *GMWB 2-SL/JL Rider Charge ("GMWB Charge").* Please identify the amount of the GMWB Charge in the example narrative. What facts did you assume in order to calculate this charge? For instance, if you calculated it assuming an Investment Back withdrawal benefit base equal to the variable account value, state this in a footnote. If a different assumption applies, provide that information instead.

8. *Summary: Investment Limitations (p. 12).* In the 2nd set of bullet points, please say where to find the current fund prospectuses mentioned in the 1st bullet point. Also, in the 3rd bullet point, specifically name the riders and briefly summarize the investment limitations they impose (*e.g.*, "the GMWB 2-SL/JL Rider requires contractowners to allocate 100% of their variable account assets to one of two designated balanced fund options for the life of the contract").

9. *Summary: Transfers (p. 13).* The reference to "[t]his section" in the last sentence immediately above the heading "Surrenders" is unclear. Does it refer to the cross-referenced section in the prior sentence or the entire "Transfers" section in the synopsis? Please clarify.

10. *Summary: Surrenders (p. 13).* In the 3rd primary bullet, "total surrenders" could mean two different things: (a) surrender of the entire contract; or (b) requested partial surrender value plus related surrender charges. Please clarify or define in the glossary. Also, if applicable, insert the word "cumulative" between "year," and "partial surrenders" in 2nd to last bullet point.

11. *Summary: Charges & Deductions (p. 13).*
a. *1st Bullet Point.* Please restate for accuracy. No sales charge is deducted from *the premium value at the time of payment*. However, the contract still imposes a sales charge on premium payments; it just does so through a CDSC.

b. *3rd Bullet Point.* Please include the names of the optional riders and their fees in the summary as you have done for all other contract-level charges.

12. *Summary: Death Benefit (p. 14).* Please state the value of the standard death benefit and the default form of payment. Also, summarize the death benefit(s) provided by the optional riders.

13. *Summary: Optional Riders (p. 14).* The synopsis should summarize all of the key features of the offering. *See* Guide 7 to Form N-4. Please add a brief description of each optional rider, the benefit it provides, the restrictions it imposes and, if significant, the consequences of specific contract transactions under the rider (*e.g.*, excessive withdrawals may significantly reduce or completely eliminate the withdrawal value available under the rider...).

14. *Item 4(a): Condensed Financial Information.* Please include a cross-reference indicating the location of the Condensed Financial Information in the Appendix. The cross-reference should appear in the place where the Condensed Financial Information would otherwise have appeared in the prospectus pursuant to Item 4(a). *See* Cova Financial Services Life Insurance Co., *et al.*, SEC No-Action Letter (April 15, 1996).

15. *Accumulated Value (pp. 17-18).* Please supplementally explain to the Staff how the optional rider charges are factored into total Separate Account annual expenses (variable "d") for the purposes of the net investment factor equation. Specifically, explain how the following sentence works when a fee is based on a percentage of average *quarterly* accumulated value: "[t]he Separate Account charges are calculated by dividing the annual amount of the charge by 365 and multiplying by the number of days in the valuation period." Do you base the annual amount of the charge on the highest quarterly value? If not, how does this calculation account for a situation in which the sum of the four quarterly charges is more than it would be if the quarterly charge was annualized? In essence, how does this work for the situations described in footnote 6 to Periodic Fee Table?

16. *Telephone and Internet Services (pp. 18-19).* The acronym "APR" appears in the 4th bullet point but is not described until page 49. Please define it in the glossary or cross-reference the related prospectus description. Also, please confirm that the website link under "Internet" directs the reader to the information described. The Staff was not able to locate it from the current URL.

17. *Transaction Fee (p. 22).* Please state how the contractowner will be notified if Principal exercises its right to charge this fee and make corresponding changes to the detailed narrative section later in the prospectus (p. 47). Provide the equivalent for the Annual Fee section on page 22 too.

18. *GMWB Charge (p. 23).* Please be more specific when you describe the deduction of this charge. What does "taken at the end of the calendar quarter" mean? When is the charge calculated?

19. *Fixed Account and DCA Plus Accounts (p. 25).* The disclosure states that the "Separate Account expenses are not assessed against any Fixed Account or DCA Plus Account Values" and that the Fixed Account accumulated value includes interest credited to the Fixed Account. Please reconcile these statements with the assessment of the Premium Payment Credit Rider maximum charge described in the fee table.

20. *Living Benefit: GMWB - Introduction (p. 27).* As this contract only offers one GMWB rider to new contractowners, the statement that purchasers "may have only one GMWB rider on [their] Contracts" is confusing. Please clarify or remove it.

21. *GMWB Overview (pp. 27-29).*
a. Significant Consequences. Please use some visually distinguishable font (*e.g.*, *italics*, **bold**, *etc.*) to highlight the last sentence of the "Bonus feature" description on page 27 and the sentence on the following page which begins "[i]f you take withdrawals in an amount that exceeds an available withdrawal benefit payment... ."

b. Additional death benefit (p. 27). If correct, please clarify that certain death benefit options are only available to eligible beneficiaries.

22. *Withdrawal Benefit Base (p. 30).* Please clarify the practical effect of the last sentence under this heading.

23. *Withdrawal Benefit Payments: Tax Disclosure (pp. 31-32).* Under the "'Joint Life For Life' withdrawal benefit payments" heading, the first "Note" says the contract will be interpreted and administered according to the Internal Revenue Code, but also says "[s]tate variations may apply." Please explain the 2nd statement. Likewise, please explain the references to "72t distributions" which appear in the "Note" section under "Calculating the For Life Withdrawal Benefit Payment" heading on the following page.

24. *Excess Withdrawals (p. 34).* In the disclosure after the bold heading "Effect on withdrawal benefit base," please provide a plain English explanation of what this equation does. For the related equation directly below it ("Effect on remaining withdrawal benefit base"), add a similar plain English explanation, but also describe how the two equations are different in a practical sense.

25. *RMD Program (p. 35).* Please visually highlight the 2nd sentence in the RMD Program "NOTE."

26. *GMWB Step-Up (pp. 36-37).* What is the practical effect of the "NOTE" information? Explain.

27. *Effect of the Contract Accumulated Value Reaching Zero..." (pp. 37-38).* Identify the default withdrawal option that applies if the contractowner does not specify a choice.

28. *Termination and Reinstatement of the Rider (p. 41).* Given the significance of the first sentence under this heading, please use a different font or some other method of drawing attention to it.

29. *Premium Payment Credit Rider (pp. 45-46).* In addition to the list of factors individual contractowners should consider (top of page 26), please expressly identify the circumstances in which all contractowners will be worse off with the credit than without it.

30. *Annuity Benefit Payment Options (pp. 51-52).* Please consider disclosing the minimum guaranteed interest rate for the fixed payout options.

31. *Assignment and Change of Ownership (pp. 55-56).* Please state any significant consequences either of these actions may have on the GMWB Rider, if any.

32. *Distribution of the Contract (p. 58).* If Princor is an affiliated company, please state this and disclose how it is affiliated with the registrant.

33. *Principal Life Insurance Company Separate Account B (p. 62).* Please revise the disclosure describing the insurance company's general and separate account obligations so a reader will understand how that distinction applies to the optional living benefits offered. Specifically, explain that if the optional benefit value exceeds the value in the separate account, benefit payments based on that excess are: (1) obligations of the general account, not the separate account; and (2) subject to the rights of the insurance company's other creditors and, ultimately, its overall claims paying ability.

34. *Item 5(f) Disclosure.* Please provide the information required by Item 5(f) of Form N-4 or confirm that the prospectus includes all the disclosure responsive to this requirement.

35. *Legal Proceedings (p. 63).* If correct, please disclose that there are also no legal proceedings involving Registrant's principal underwriter, depositor or any of Registrants subsidiaries for which disclosure is required under Item 13 of Form N-4.

36. Householding (p. 63). Please confirm that Principal's householding policy is administered in a manner consistent with Rule 30e-1(f) under the Investment Company Act.

37. Payments to Financial Intermediaries (pp. 63- 64). Per Item 6(d) of Form N-4, please state the commissions paid to dealers as a percentage of purchase payments or point the Staff to the prospectus section where this information is already disclosed. Also, with respect to the fund of funds, please include narrative disclosure clarifying whether any underlying funds pay 12b-1 fees to the Insurance Company or its affiliates.

38. Table of Separate Account Divisions (pp. 66-76). In the description of any fund that is structured as a fund of funds, please indicate this in the summary.

39. Principal Underwriter (SAI, p. 3). Please confirm that all the information responsive to Item 20(d) is disclosed or will be included when the filing is updated to include the required financials.

40. Calculation of Performance Data (SAI, pp. 5-9).
a. Performance Presentations. When describing each type of performance calculation, please clarify which formulas represent those "in accordance with the standards defined by the SEC" and those that are not, as well as the differences between the two.

b. Non-Standardized Performance and Premium Payment Credits. Please note that if a bonus/credit enhancement is reflected in *non*-standardized performance, the CDSC must also be reflected. Consequently, the table on page 9 of the SAI is not permitted because it shows hypothetical performance of contracts with the Premium Payment Credit Rider but without the Surrender Charge. Please remove it.

41. Item 24(b)(8) (Part C). Under Item 24(b)(8), the description of (8h1) and (8h2) identifies these exhibits as "Form of" Participation and "Rule 22c-2 Agreements "with Principal Variable Contracts Funds (as filed on May 1, 2008)," respectively. Please file copies of the actual agreement(s) as required by Item 24 of Form N-4 or, in your response letter, affirmatively represent that the corresponding real agreements are all substantially identical to the forms previously filed as Exhibits.

42. Item 29(b) (Part C). Please provide the principal business address for Deborah J. Barnhart or include the same footnote reference that applies every other Principal Financial Group director, officer or partner in the chart.

43. Tandy Comment. Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and

- the insurance company may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence associated with the initial registration statement. The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at 202.551.6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

RAMarquigny

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products